Exhibit 23.3

[PricewaterhouseCoopers GmbH letterhead]

Consent of Independent Auditors

The Board of Directors
Moog Inc.:

We consent to incorporation by reference in the Registration Statement to be filed on Form S-8 of Moog Inc. of our report dated November 6, 2002, based on our audits of the consolidated balance sheet of Moog GmbH (a wholly-owned subsidiary of Moog Inc.) and subsidiaries as of September 30, 2002 and the related consolidated statements of earnings, shareholders' equity, and cash flows for the years ended September 30, 2002 and September 30, 2001, which report appears in the September 27, 2003 annual report on Form 10-K of Moog Inc.

/s/	PricewaterhouseCoopers GmbH Wirtschaftsprufungsgesellschaft

December 9, 2003